Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
April 28, 2009 and the Prospectus dated April 21, 2009
Registration No. 333-158545
April 28, 2009
Melco Crown Entertainment Limited
As of March 31, 2009, our actual cash balance was approximately US$755 million, excluding cage cash, and, as adjusted to reflect our receipt of the net proceeds of this offering (assuming no exercise of the underwriters’ over-allotment option and after deducting underwriting discounts and the estimated offering expenses payable by us), will be approximately US$915 million. We estimate that as of March 31, 2009 we had approximately US$244 million of remaining capital expenditure and pre-opening expense budgeted to be paid before the opening of City of Dreams in early June 2009.
Our estimated cash balance as of March 31, 2009 and our estimate of remaining capital expenditure and pre-opening expense budgeted to be paid before the opening of City of Dreams referenced in the preceding paragraph have been prepared by our management and are unaudited and neither our independent accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to these estimates.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus relating to this offering may be obtained from Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, telephone number: +1-800-503-4611, email: prospectusrequest@list.db.com.